Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Coca-Cola Co. (KO)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Coca-Cola Co. (KO)

Vote Yes: Item #9 – Report on Risks of State Policies Restricting Reproductive Healthcare

Annual Meeting: April 25, 2023

CONTACT: Meredith Benton | mbenton@asyousow.org

ADDENDUM TO EXEMPT PROXY SOLICITATION MAKING THE CASE FOR “YES” VOTE

As You Sow, the sponsor of Item No. 9, a shareholder proposal concerning the risks of state policies restricting reproductive healthcare, previously posted an exempt proxy solicitation making the case for a “Yes” vote.1

The reasons for a “Yes” vote, explored in that filing, are:

1.	A report is necessary to address the risks presented by legislative and judicial developments that have weakened access to reproductive care in states where Coca-Cola has operations.

2.	Coca-Cola and its bottlers are estimated to provide healthcare coverage to over 300,000 women.

3.	Employees expect and desire comprehensive reproductive healthcare coverage.

4.	Other large employers are demonstrating leadership in assisting employees in obtaining reproductive healthcare.

The purpose of this addendum is to expand upon the third reason and provide additional evidence demonstrating that employees expect and desire comprehensive reproductive healthcare coverage.

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1 https://www.sec.gov/Archives/edgar/data/21344/000121465923004109/j322231px14a6g.htm

2023 Proxy Memo Coca-Cola Co. | Addendum to Exempt Proxy Solicitation Making the Case for “Yes” Vote

Additional Supporting Material

Critics of this proposal have challenged the statement that a majority of women under 40 would prefer to work for a company that supports abortion access. This statistic was one of a number of data points generated by a July 2022 survey by LeanIn of 3,200 U.S. working adults.2 The survey also found that among employees under the age of 40:

•	34% of men and women under 40, including 43% of female and 40% of male managers, are considering switching jobs in response to the overturning of Roe v. Wade, either to work for a company that offers more generous reproductive healthcare benefits or to work for a company that publicly supports access to abortion.

•	81% of women “say that supporting access to reproductive healthcare (including abortion) demonstrates an organization’s commitment to supporting and advancing women.”

•	76% of women “are more likely to want to work for a company that supports abortion access.”

•	78% of women “think their employer should take action to protect abortion access in response to the Supreme Court decision overturning Roe.”

•	Viewing access to abortion as a workplace issue does not vary significantly by political affiliation -- a majority of Republicans (68%), Democrats (86%), and Independents (74%) believe their employer should take action to protect abortion access in response to the Dobbs decision.

The results of this survey support the contention that employees “expect and desire comprehensive reproductive healthcare coverage.” Indeed, a significant percentage of employees are actively considering switching to jobs with employers who either offer more generous reproductive healthcare benefits or who publicly support access to abortion. This suggests that the lack of clarity from Coca-Cola about its reproductive healthcare policies, along with its public silence with respect to the reproductive rights of its employees, risks a talent drain of young employees, and in particular young managers and leaders. Given the strength of opinion on this issue among workers and the public, Coca-Cola owes it to shareholders to show it understands and is responding to this topic area.

There exists significant additional evidence supporting the basic contention that workers care about their employers’ positions on reproductive healthcare:

•	A September 2022 survey of 1,000 U.S. job seekers found that 32% would only apply for opportunities in states where abortion is legal, compared to only 11% who will only look for jobs in states with abortion bans.[3]

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2 https://leanin.org/research/abortion-access-workplace-issue

3 https://www.resumebuilder.com/one-third-of-job-seekers-wont-work-in-states-with-abortion-bans/

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2023 Proxy Memo Coca-Cola Co. | Addendum to Exempt Proxy Solicitation Making the Case for “Yes” Vote

•	A 2021 survey of 1,000 college-educated employees found that employees are likely to feel less favorably toward an employer if the employer makes political contributions to anti-abortion politicians. This sentiment was somewhat higher among women (70%) than men (65%). Only 14% overall indicated they would feel more favorably about such giving.[4]

•	A September 2022 survey of 2,500 adults found that 44% of women — including 56% of millennial women, the largest generational cohort in the workforce — said they would leave their current job if their employer’s views didn’t align with their own.[5]

•	A 2019 survey found that large majorities of college-educated women (86%) and men (76%) in the workforce say the ability to control when and if to become a parent has been important to their career path.[6]

These data demonstrate the unsurprising proposition that a company’s policies and positions with respect to reproductive healthcare matter to its workers and support a YES vote on Item No. 9.

CONCLUSION

Vote “Yes” on this Shareholder Proposal 9

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For questions, please contact Meredith Benton, As You Sow, mbenton@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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4 https://perryundem.com/wp-content/uploads/2022/03/PerryUndem-Tara-Health-Report.pdf

5 https://www.ellevest.com/magazine/news/financial-health-index-wellness-survey-annotated-press-release

6 https://rhiaventures.org/corporate-engagement/hidden-value-the-business-case-for-reproductive-health/

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